Exhibit 99.2(a)(i)

CERTIFICATE OF TRUST

of

Global Marine Transport Capital Limited

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) and sets forth the following:

FIRST:  The name of the statutory trust is Global Marine Transport Capital Limited (the “Trust”).

SECOND:  The business address of the Registered Agent and Registered Office of the Trust is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, State of Delaware 19808.  The name of the Registered Agent of the Trust for service of process at such location is Corporation Service Company.

THIRD:  This Certificate shall be effective immediately upon filing  in the Office of the Secretary of State of the State of Delaware.

FOURTH:  The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of its beneficial interests.

FIFTH:  The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Trust, has duly executed this Certificate of Trust as of this 6th day of March, 2014.

/s/ Steven A. Baffico
Steven A. Baffico, as Trustee and not individually
100 Wall St., 11th Floor
New York, NY 10005